CONSUMER COOPERATIVE GROUP, INC

Financial Statements For The Years Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of Consumer Cooperative Group, Inc

We have audited the accompanying financial statements of Consumer Cooperative Group, Inc, which comprise the Balance Sheets as of December 31, 2020 & 2019, the related Profit & Loss Statements, the related Statements of Cashflows, and the related Statements of Shareholders' Equity for the 12-month periods then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumer Cooperative Group, Inc as of December 31, 2020 & 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA

Naperville, IL
April 28, 2021

CONSUMER COOPERATIVE GROUP, INC
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue	$ -	$ -
Operating Expense		
Advertising & Marketing Expense	2,471	839
Bank Fees	696	292
Insurance Expense	1,319	1,707
Meals and Entertainment	8,390	10,276
Misc. Expense	4,866	786
Outside Labor	1,883	2,445
Professional Education	289	1,200
Professional Fees - Other	14,805	288
Rent & Lease	24,189	26,297
Supplies Expense	9,108	1,936
Taxes & Licenses	349	-
Technology & Software Expense	7,420	4,402
Travel Expense	858	522
Utilities Expense	4,860	8,353
Depreciation & Amortization	1,585	1,585
Interest Expense	75	-
Vehicle Expense	2,133	3,012
Total Operating Expenses	85,296	63,940
Net Income From Operations	(85,296)	(63,940)
Other Income (Expense)		
EIDL Grant Income	10,000	-
Gain (Loss) on Sale of Assets	(29,768)	-
Total Other Income (Expense)	(19,768)	-
Net Income Before Provision for Income Tax	(105,063)	(63,940)
Provision for Income Taxes	-	-
Net Income (Loss)	$(105,063)	$(63,940)

CONSUMER COOPERATIVE GROUP, INC
BALANCE SHEET
AS OF DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 4,708	$ 795
TOTAL CURRENT ASSETS	4,708	795
NON-CURRENT ASSETS		
Fixed Assets - Property, Plant, & Equipment	7,928	7,928
Less: Accumulated Depreciation	(5,917)	(4,331)
Fixed Assets - Equipment (net)	2,011	3,597
Real Estate	60,000	-
Intangible Assets	800,000	800,000
TOTAL NON-CURRENT ASSETS	862,011	803,597
TOTAL ASSETS	866,720	804,392
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Note Payable	60,000	-
TOTAL CURRENT LIABILITIES	60,000	-
NON-CURRENT LIABILITIES		
PPP Loan	11,547	-
TOTAL NON-CURRENT LIABILITIES	11,547	-
TOTAL LIABILITIES	71,547	-
OWNER'S EQUITY		
Common Shares	938,995	938,725
Preferred Shares	24,485	24,485
APIC	128,693	33,119
Retained Earnings (Deficit)	(191,936)	(127,996)
Net Income (Loss)	(105,063)	(63,940)
TOTAL SHAREHOLDERS' EQUITY	795,173	804,392
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$866,720	$804,392


CONSUMER COOPERATIVE GROUP, INC
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019


	2020	2019
OPERATING ACTIVITIES		
Net Income From Operations	$ (85,296)	$ (63,940)
Non-Cash Adjustments		
Increase in Accumulated Deprecation/Amortization	1,586	1,586
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(83,710)	(62,355)
INVESTING ACTIVITIES		
Real Estate	(60,000)	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(60,000)	-
FINANCING ACTIVITIES		
Note Payable	60,000	-
EIDL Grant Income	10,000	-
Disposal of Asset	28,719	-
Capitalized Improvements	(58,487)	-
PPP Loan	11,547	-
Owner's Contribution (net)	95,844	61,708
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	147,623	61,708
NET INCREASE (DECREASE) IN CASH	3,913	(647)
CASH AT BEGINNING OF PERIOD	795	1,442
CASH AT END OF PERIOD	$ 4,708	$ 795

CONSUMER COOPERATIVE GROUP, INC
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 806,625	$ -	$ 806,625
Net Income for the period ending December 31, 2019	-	(63,940)	(63,940)
Equity Contributions (Distributions)	-	61,708	61,708
Balance, December 31, 2019	$ 806,625	$ (2,233)	$ 804,392

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ 804,392	$ -	$ 804,392
Net Income for the period ending December 31, 2020	-	(105,063)	(105,063)
Equity Contributions (Distributions)	-	95,844	95,844
Balance, December 31, 2020	$ 804,392	$ (9,219)	$ 795,173

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Consumer Cooperative Group, Inc (the "Company"), is a cooperative organized on January 2017 under the laws of Oregon. The company will be investing in turn-key, income producing single family, multifamily and mixed multifamily/commercial real estate properties within the United States of America.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2020, & December 31, 2019 no impairment loss has been recognized for long-lived assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible Assets

During 2017, The Company acquired various Intellectual Property and Technology consisting of trade secrets, business strategies, and unpatented technology. These assets were acquired in exchange for company Common Shares. Consistent with FASB ASC 350-30-35, these assets have been deemed to have an indefinite useful life and shall not be amortized and are reviewed for impairment at least annually. The Company evaluates potential impairment by comparing the carrying amount of these assets with its estimated fair value. Should the carrying amount exceed the estimated fair value, a corresponding impairment charge would be recognized for the difference. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2020, & December 31, 2019 no impairment loss has been recognized for Intangible Assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses during fiscal years 2020 & 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Gain (Loss) on Sale of Assets

During 2020, The Company purchased real estate in exchange for a note payable. During 2020, The Company capitalized various improvements to the property. In late 2020, The Company sold the asset and was relieved of the debt obligation and received cash consideration for the various improvements made to the property. The net of the total transaction resulted in a loss of $29,768.

NOTE C – NOTES PAYABLE

The Company has one short term note obligation that was commenced on December 4, 2020 with a principal sum of $60,000 with a stated interest rate of 12% per annum. The note is due in full 6 months from the date of commencement with interest payments due monthly.

NOTE D – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is nine hundred and fifty million (950,000,000), $0.001 par value per share. As of December 31, 2020, 938,994,520 shares have been issued and are outstanding.

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is fifty million (50,000,000), $0.001 par value per share. As of December 31, 2020, 24,484,860 shares have been issued and are outstanding.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE F – SUBSEQUENT EVENTS

Common Stock

On April 26, 2021, The Company filed an amendment to its Articles of Incorporation where the total number of common shares of stock that The Company shall have authority to issue will be increased to 1.4 billion (1,400,000,000) @ $0.001 par value per share.

Preferred Stock

On April 26, 2021, The Company filed an amendment to its Articles of Incorporation where the total number of preferred shares of stock that The Company shall have authority to issue will be increased to 100 million (100,000,000) @ $0.001 par value per share.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.